As filed with the Securities and Exchange Commission
                   on August 8, 1996
                         Registration No. 33-[           ]
- -----------------------------------------------------------------
- -

         SECURITIES AND EXCHANGE COMMISSION
              WASHINGTON, D.C.  20549
                   --------------
                      FORM S-3
               REGISTRATION STATEMENT
                       UNDER
             THE SECURITIES ACT OF 1933
                   --------------
                   APROGENEX, INC
  (Exact name of registrant as specified in its charter)

      Delaware                      76-0269632
(State or other jurisdiction     (I.R.S. Employer
of incorporation or organization) Identification No.)
     8000 El Rio Street, Houston, Texas 77054-4104
                   (713) 748-5114
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                   --------------
                   J. Donald Payne
        Vice President and Chief Financial Officer
                   Aprogenex, Inc.
       8000 El Rio Street, Houston, Texas 77054-4104
                   (713) 748-5114
     (Name, address, including zip code, and telephone number,
        including area code, of agent for service)
                   --------------
Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

CALCULATION OF REGISTRATION FEE
=================================================================
=
                             Proposed    Proposed
 Title of                    maximum     maximum     Amount
securities     Amount        offering    aggregate     of
  to be        to be         price per   offering  registration
registered   registered (1)  share (2)   price (2)   fee (3)
- -----------------------------------------------------------------
- -
Common Stock, 6,160,540        $1.00     $6,160,540   $1,176
 par value      shares
 $.001 per
 share
=================================================================
=

(1) This Registration Statement covers all Common Stock into which the Convertible Notes, Series A Convertible Preferred Stock and Warrants to purchase Series A Convertible Preferred Stock are or may be initially convertible (plus an indeterminate number of shares of Common Stock to cover any adjustment in the number of shares issuable as a result of the antidilution provisions of the Convertible Notes, Series A Convertible Preferred Stock and Warrants to purchase Series A Convertible Preferred Stock), plus Common Stock issuable upon conversion of accrued interest that may accrue through maturity of the Convertible Notes, certain other shares of Common Stock being registered for resale by existing stockholders, and includes 2,768,800 shares of Common Stock which has been previously registered for resale as set forth in Note 3 below.
(2) Estimated pursuant to Rule 457(c) solely for purposes of computing the registration fee and based upon the average of the high and low sales prices reported on the American Stock Exchange on August 7, 1996.
(3) Excludes registration fees of $2,721 that were previously paid in connection with the Registration Statement No. 33-95014 on Form S-3 for 2,524,500 shares of Common Stock and $532 previously paid in connection with Registration Statement No. 33-92780 on Form S-3 for 244,300 shares of Common Stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement is a combined Prospectus and relates to Registration Statement No. 33-95014 previously filed by the Registrant on Form S-3 and declared effective on October 24, 1995 and Registration Statement No. 33-92780 previously filed by the Registrant on From S-3 and declared effective on October 24, 1995.
================================================================





INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.
THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


        Subject to Completion, dated August 8, 1996
                     PROSPECTUS

                  6,160,540 Shares

                   APROGENEX, INC.
                    COMMON STOCK
             (par value $0.001 per share)

The 6,160,540 shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Aprogenex, Inc., a Delaware corporation ("Aprogenex" or the "Company"), offered hereby are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." Certain of the Shares are issuable upon conversion of principal and accrued interest on the Convertible Notes dated as of June 12, 1996 (the "Convertible Notes") issued to certain of the Selling Stockholders in a private placement by the Company, certain of the Shares are issuable upon conversion of Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), issued to stockholders in a private placement by the Company or warrants to purchase Series A Convertible Preferred Stock issued to representatives of the placement agent in such private placement, and the remainder of the Shares were previously issued by the Company in private placements that granted shareholders or certain of their transferees registration rights. See "Prospectus Summary_Recent Developments_Sale of Convertible Notes and Warrants." The Company will not receive any part of the proceeds of the sale of the Shares. The Company has applied for the listing of the Shares on the American Stock Exchange.

Sales of the Shares by the Selling Stockholders may be made from time to time in one or more transactions, including block transactions, on the American Stock Exchange, or any other exchange or quotation system on which the Common Stock may be admitted for trading (collectively, the "Exchanges"), pursuant to and in accordance with the applicable rules of the Exchanges, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be offered directly, to or through agents designated from time to time, or to or through brokers or dealers, or through any combination of such methods of sale. Such agents, brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they act as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as a Selling Stockholder's agent in the sale of Shares by such Selling Stockholder. To the extent required, specific information regarding the Shares will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution". The Selling Stockholders and any brokers, dealers, agents or others that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by such persons and any profit on the resale of the Shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution".

The Common Stock is listed on the American Stock Exchange under the symbol "APG". On August 7, 1996, the closing sales price of the Common Stock as reported on the American Stock Exchange was $1 per share.

The Common Stock offered hereby involves a high degree of
risk.  See "Risk Factors" beginning on page 5 of this
Prospectus.
                  ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                  ----------------------
The date of this Prospectus is August [  ], 1996.

                                1



No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at the regional offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). The Company's Common Stock is listed on the American Stock Exchange, and such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

This Prospectus does not contain all the information set forth in the Registration Statement of which it forms a part and which has been filed by the Company with the Commission. Such additional information may be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Statements contained in this Prospectus as to the contents of any agreement or other document referred to herein summarize the elements of such agreement or document so that the discussion in this Prospectus does not omit to state a material fact necessary to make such discussion not misleading; however, such statements are not necessarily complete, and in each instance reference is made to the copy of such agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                     TABLE OF CONTENTS
                           Page                             Page
                           ----                             ----
Available Information.....   2  Description of Convertible
Incorporation of Certain            Notes..................  12
  Documents by Reference..   2  Description of Capital
Prospectus Summary........   4    Stock..................   12
The Company...............   4  Selling Stockholders.....   12
Recent Developments.......   4  Plan of Distribution......  24
Risk Factors..............   5  Legal Matters.............  25
Forward-Looking Statements   5  Experts...................  25
Use of Proceeds...........  12

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-
12416), are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

(a)	The Company's Annual Report on Form 10-KSB for the year ended
December 31, 1995;

(b)	The description of the Common Stock contained in the
Company's Registration Statement on Form 8-A dated September
20, 1993;

(c)	The Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996;

                                 2



(d)	The Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996;

(e)	The Company's Current Reports on Form 8-K dated April 1, 1996 and June 12, 1996; and

(f)	The Company's Proxy Statement dated as of June 7, 1996,
relating to the annual meeting of stockholders held on July
12,1996, as adjourned from June 24, 1996.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus, in a supplement to this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed supplement to this Prospectus or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above that have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests for such copies should be directed to the Company at its principal executive offices located at 8000 El Rio Street, Houston, Texas 77054-4104,
Attention: Secretary (telephone number: (713) 748-5114).

The Company has filed applications to register APROGENEX, the Company's logo, RIGHTECHNOLOGY, APROPROBE, PAP PLUS, VIRAFLOW and
VIRAFY as trademarks with the United States Patent and Trademark
Office.

                                  3



                    PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information statements appearing elsewhere in this Prospectus or incorporated by reference herein. The Common Stock offered hereby involves a high degree of risk. See "Risk
Factors."

                      THE COMPANY

Aprogenex, Inc. ("Aprogenex" or the "Company") develops, manufactures and intends to market diagnostic test systems based on its proprietary DNA probe technology to identify the presence or extent of genetic abnormalities and disease. The Company's Rapid Intact Gene Hybridization Technology ("RIGHTechnology") utilizes the Company's chemically manufactured probes and proprietary "cocktail" reagent solution which allows analysis of single intact cells at a molecular level.

The Company believes that its RIGHTechnology has significantly advanced and simplified DNA probe technology, allowing highly sensitive and specific tests to be accomplished in a process that is more rapid than any currently available for intact cell analysis. The basic research underlying the Company's technology was conducted by one of the Company's founders and others at the University of Texas M.D. Anderson Cancer Center.

The Company's resources are currently focused on product development activities in two areas. The first is an assay to detect Human Immunodeficiency Virus ("HIV") activity in intact cells for use in drug development efforts or in monitoring patient therapy. The second is components of a test for prenatal genetic disorders using fetal cells circulating in maternal blood that could mitigate the need for invasive procedures such as amniocentesis. In addition to these applications in virology and genetics, the Company in prior years also performed limited studies for applications of its technology in the areas of oncology and microbiology.

Aprogenex is currently developing an assay that will permit detection of HIV within cells and, unlike any currently available product, will enable quantification of viral activity within infected cells (i.e., viral load). The ViraFlow assay uses DNA probes for HIV RNA ("RNA") to detect and quantitate HIV activity. The Company's development activities in this area are focused on two separate market opportunities. The first is a "For-Research-Use-Only" assay to screen drugs for effectiveness against the virus. This product is expected to be available for sale in 1996 to potential customers, which are pharmaceutical companies with HIV drug development efforts. The ViraFlow test is designed to measure HIV viral activity in cells before and after treatment with potential drug candidates, thereby measuring the effectiveness of the drug candidate.

The second HIV market opportunity is a clinical product for use in monitoring the effectiveness of drug therapy in HIV-infected patients. The Company has begun development activities to format its ViraFlow assay for use in patient samples, but has performed limited testing to date. Any such product would require extensive regulatory approvals before marketing.

The World Health Organization estimated that there were approximately 17 million HIV infected people worldwide in 1994. Of that number, approximately 1.1 million were in the United States and the European Union, which the Company believes will be its principal markets for this product. Numerous pharmaceutical companies have research efforts to develop drugs to combat the virus or the effects of HIV infection. The Company believes that the number of HIV-infected individuals receiving therapeutic treatment, and the complexity of such treatment, will increase as new drugs receive regulatory approval.

The Company's efforts in prenatal genetics are currently focused on two separate product opportunities: (i) developing "For-Research-Use-Only" DNA probe products to identify certain chromosomes, abnormal numbers of which account for common prenatal genetic disorders (the "AproProbe" product), and (ii) marketing the AproProbe product line as a component to other companies attempting to develop their own version of a product that would use fetal cells circulating in a mother's blood to screen for prenatal genetic disorders.

The Company believes that the potential market for a non-invasive procedure to screen for prenatal genetic disorders could be extensive. Using a maternal blood sample, such products would be designed to identify the rare fetal cells circulating within the mother's blood and to permit the diagnosis of genetic disorders that account for up to 95% of prenatal genetic abnormalities, such as Down's Syndrome. If successfully developed, the Company believes that such products could provide a rapid, cost-effective method of screening pregnancies for early detection of genetic abnormalities, providing a non-invasive test which could supersede currently available blood screening tests and mitigate the need for many amniocentesis and chorionic villus sampling ("CVS") procedures, thereby avoiding the risks associated with such procedures including spontaneous miscarriage and damage to the fetus. During 1992, there

                                 4



were approximately 4.0 million live births in the United States and 4.3 million in the Western Europe, the areas the Company considers to be the primary markets for such a product.

There are a number of research groups currently focusing on the development of enrichment systems, which are processes designed to enrich the fetal component in a maternal blood sample by reducing the number of maternal cells (i.e., to concentrate the fetal cells present in the maternal blood sample). It is expected that any successfully developed enrichment system will require DNA probes to screen the fetal cells for genetic disorders. Accordingly, the Company's strategy currently is to separately market its DNA probe products as components to other companies developing their own versions of a complete prenatal genetics screen using maternal blood.

The Company began the sale of a "For-Research-Use-Only" version of AproProbe in 1995. The principal customers for these DNA probe products have been laboratories conducting research on more rapid methods of providing amniocentesis results than through karyotyping, as well as certain companies conducting research on their own enrichment systems. The Company believes this is a limited market and does not expect significant sales volumes from this sales effort until such time as an enrichment system is successfully developed by others and such companies select the Company as the supplier of DNA probe products for such system. The Company previously was engaged in the development of its own enrichment system as well as in efforts to license the enrichment systems of others; both such efforts were ended in 1996 in conjunction with the Company's collaboration efforts with other companies developing enrichment systems.

Aprogenex from time to time also engages in discussions with diagnostic companies regarding collaborative arrangements regarding the Company's RIGHTechnology. Such arrangements, if consummated, may include joint research and development, product distribution or license or sale of the technology for specific applications. There can be no assurance, however, that the Company will enter into any such arrangements.

The Company was incorporated in Delaware in 1988 under the name Molecular Analysis Incorporated. Effective August 20, 1992, the Company's name was changed to Aprogenex, Inc. The Company's principal executive offices are located at 8000 El Rio Street, Houston, Texas 77054-4104, and its telephone number is
(713) 748-5114.


RECENT DEVELOPMENTS

Sale of Convertible Notes and Warrants. On June 12, 1996, Aprogenex, Inc. (the "Company") completed the sale of $2,005,000 of convertible notes (the "Convertible Notes") and warrants to acquire 130,323 shares of Common Stock, $.001 par value (the "1996 Warrants") in a private placement. The Convertible Notes are due May 28, 1998 and are convertible into Common Stock at the rate of one share of Common Stock for every $1.10 in principal and interest owed, subject to certain adjustments. The Warrants are exercisable at $1.10 per share and expire on May 28, 1999. See "Description of Convertible Notes" and "Description of Capital Stock_Options and Warrants".

Board of Directors.  In August, 1996. Philippe Sommer and
Robert De Cresce, M.D., were elected to the Board of Directors. Mr. Sommer is the President of Alsacia & Sommer, Inc., which provides consulting services to early-stage health care companies. Mr. Sommer is also the President of Alsacia Venture Management, Inc., which provides management services to Medical Venture Holdings, Inc., which is the general partner of the managing general partner of WestMed Venture Partners, L.P. See "Selling Stockholders." Mr. Sommer was previously a director of the Company from 1989 until October, 1994. Dr. De Cresce is Assistant Vice President and Director of Clinical Laboratories of Rush-Presbyterian Medical Center in Chicago, Illinois.


                     RISK FACTORS

In evaluating the Company and its business, prospective investors should carefully consider the following risk factors. Because an investment in the Common Stock involves a high degree of risk, only investors who can bear such risk should purchase Common Stock offered hereby.


Anticipated Losses and Uncertainty of Future Profitability.

The Company is in the development stage and has not begun to market or generate significant revenues from any products. The Company has incurred substantial operating losses since its inception and expects to incur substantial operating losses until such time, if ever, as there is sufficient commercialization of the Company's products to offset its research, development, clinical investigation, marketing and general and administrative costs. The Company does not believe that it is likely that the sales of its "For Research Use Only" genetic testing products will provide sufficient commercialization to fund its operations. The Company can not currently predict the success or market acceptance of its "For Research Use Only" HIV product. There can be no assurance that the Company will ever achieve profitability or that its products will be marketed successfully or become commercially viable. There can be no assurance that the Company will not encounter substantial expenses related to further testing and development, regulatory compliance, production and marketing problems, and competition or defense of the Company's license and patent rights.

Requirement for Additional Financing; Explanatory Paragraph to Auditors' Report.

The Company expects to seek financing in 1996 to fund its operations during 1997 and later years. The Company's

                                 5



current cash resources are expected to fund the Company's normal operations through the end of 1996. The Company will seek to obtain additional funds through equity or debt financing, collaborative or other arrangements with corporate partners and others, and from other sources. There can be no assurance that there will be significant sales of the Company's products or that such revenues will be sufficient for operations. In such event, the Company would also be required to seek additional funds. There can be no assurance that additional financing, whenever required, will be available when needed or on terms acceptable to the Company. If adequate funds are not available, the Company may be required to delay or to eliminate expenditures for certain of its products, to license to third parties the rights to commercialize additional products or technologies that the Company would otherwise seek to develop itself or if no other reasonable alternative is available, to cease operations.

The report of the Company's independent auditors on the financial statements for the year ended December 31, 1995 includes an explanatory paragraph with respect to the need for future financing and expresses substantial doubt as to the Company's ability to continue as a going concern if such needs are not met. A similar opinion is expected for the year ended December 31, 1996 unless the Company can obtain sufficient resources to fund its operations beyond 1997.

Uncertainty of Repayment of Convertible Notes.

As indicated above, there can no assurance that the Company will ever achieve profitability or that it will receive significant revenues from the sale of products. There can be no assurance that the Company will have sufficient funds available from operations to repay the Convertible Notes upon maturity in 1998, or that the Company can or will obtain such funds from other sources. If additional debt securities are issued prior to the repayment of the Convertible Notes, a portion of the Company's cash flow will have to be dedicated to payment of principal and interest on such indebtedness, reducing the cash flow available to repay the Convertible Notes, and the Company may be subject to certain restrictive financial and operating restrictions in the agreements and instruments relating to such indebtedness. If the Company has insufficient resources at the maturity of the Convertible Notes, or is unable to induce the holders thereof to convert the Convertible Notes into Common Stock, the Company may be forced to seek bankruptcy protection from its creditors, to sell assets, and/or to liquidate. There can be no assurance that, in the event of any liquidation proceeding or dissolution, that the Company will have sufficient assets to repay the principal and accrued interest on the Convertible Notes.

Expected Future Dilution to Stockholders.

As discussed above, the Company believes it is likely that it will be required to raise funds to fund its future operations.
If additional funds are raised by the Company through issuing equity securities, dilution to stockholders may occur. The Board of Directors of the Company is empowered, without stockholder approval (other than in certain cases approvals of the holders of the Series A Convertible Preferred Stock), to issue additional shares of Series A Preferred Stock or other series of preferred stock with dividend, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of the Company's securities. Any such sales of securities may occur at any time and may be at a price below then-current trading prices of the Company's Common Stock.

Products in Early State of Development.

The Company's products are in various early stages of development and will require substantial additional investment, laboratory development, clinical investigation and regulatory approval prior to their commercialization for diagnostic purposes. There can be no assurance that the Company will be successful in developing such existing or future products, that such products will prove to be efficacious in clinical investigations, that required regulatory approvals can be obtained for such products or that such products, if developed and approved, will be capable of being manufactured in commercial quantities at reasonable costs. There can be no assurance that the Company will not encounter substantial delays in the development and testing of its products. Certain applications of the Company's proprietary DNA probe technology may require special formats or processing or handling technologies for which the Company may not then have any expertise. There can be no assurance that the Company will be able to develop such special technologies at an acceptable cost or at all, or that it will be able to acquire such technologies from other parties on acceptable terms or at all.

The Company has not completed all development activities for, nor has it performed extensive testing, of its HIV drug development or clinical products or its prenatal genetic screening products. There can be no assurances that any products will be successfully developed. The Company believes the market opportunity for genetic testing products in general will be limited prior to the development of an enrichment system by others and that there can be no assurance that such a system will ever be successfully developed. In particular, the market opportunity for the Company's products, even if such a system is successfully developed by others, will be limited unless the Company's AproProbe product line is used in conjunction with such system. The terms of such use, whether by marketing arrangement, license or otherwise, may not be financially beneficial to the Company.

Uncertainty of Developing Markets for Products.

The market for DNA probe tests is only now developing and has to date been limited to market niches. The Company's success will depend not only upon

                                 6



capturing customers in existing markets but also on the development of new markets in response to the Company's products. There can be no assurance that the Company's products will be marketed successfully or will be accepted by the medical diagnostic community, that the Company's products will be competitive with other technologies or products available to potential customers, or that market demand for such products will be sufficient to allow profitable operations. While the Company has identified certain broad target markets for its products, there can be no assurance as to what portion of such target markets, if any, will find the Company's tests to be either applicable or to be a preferable alternative to other diagnostic tests or procedures.

Products and Exports Subject to U.S. and Foreign Regulatory
Approval.

The Company intends to market its products throughout the world. The Company's products are subject to extensive regulation by governmental authorities in the United States, particularly the Food And Drug Administration (the "FDA") as well as health authorities in foreign countries. The FDA and corresponding health authorities in other countries impose substantial requirements which must be satisfied before newly developed products may be sold for diagnostic use. The FDA, and similar agencies in foreign countries, have promulgated substantial regulations which apply to the testing, marketing, export and manufacturing of diagnostic products. The Company has not applied for and does not have the approval of the FDA or any foreign country to sell its products in any such country for diagnostic use, nor has the Company been inspected for compliance with any regulatory requirements. There can be no assurance that any required regulatory permissions or approvals will be received on a timely basis or at all. The failure of the Company's products to receive requisite approvals, or significant delays in obtaining any such approvals, could have a materially adverse effect on the business of the Company. There can be no assurance that any of the Company's products will receive any such approval or, even if a particular product does receive such approval, that the Company will ever recover its costs in connection with obtaining such approval.

Prior to receipt of FDA approvals, the Company's products may be sold in the United States "For Laboratory Use," "For Research Use Only" or "For Investigational Use Only" and must be labeled accordingly. Regulatory authorities could require the Company to cease sales of such products if such authorities determine or contend misuse of the products by customers.

In addition, approval by the FDA to export the products may be required before sales for diagnostic purposes can occur in foreign countries. There can be no assurance that the Company would receive approval to export its products on a timely basis or at all, and the failure to obtain such approval could have a materially adverse effect on the Company's operations.

Similar filings and governmental approvals will be required in certain major foreign countries before the Company's products can be marketed for diagnostic purposes in such countries. There are numerous foreign regulatory bodies that regulate the sale of diagnostic products, and these bodies may be affected or influenced by criteria materially different than that of the FDA. The sale of the Company's products may be materially affected by the policies of these regulatory bodies or the domestic policies of the countries involved.

Uncertainty of Type of, Timing or Receipt of FDA Approval.

The form of requisite regulatory approval for a particular product in the U.S. is often uncertain and subject to changes in regulatory policy, changes in the interpretation of laws and regulations, or the enactment of new laws or the promulgation of new regulations, as well as the nature of and use of the particular product. Additionally, the form of regulatory approval to be required by the FDA could be influenced by the form of approval sought by other diagnostic companies for similar or dissimilar tests. While the Company has made determinations regarding the appropriate form or forms of approval that may be required for certain of its products, such determinations are continually reviewed and may change as a result of various factors, including changes in FDA policies, discussions with regulatory agencies or consultants and changes in product composition. There can be no assurance that such determinations are correct, that the FDA will concur with such conclusions or that such determinations may not be altered due to new interpretations or new data that may become available.

The clinical investigation required of the Company's products may take several months or several years to complete, depending on the nature of the FDA filing. There can be no assurance that the FDA will act favorably or quickly in making its reviews, and significant difficulties or costs may be encountered by the Company in its efforts to obtain FDA approvals that could delay or preclude the Company from marketing its products for diagnostic purposes. Furthermore, there can be no assurance that the FDA will not request the development of additional data following the original submission. Based upon the data submitted to it, the FDA may also limit the scope of the labeling or permitted use of the product or deny the application altogether. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which the Company will have the exclusive right to exploit those products or technologies. There is no assurance that the Company will have sufficient resources to complete the required testing and regulatory review process or that it could survive the inability to obtain, or delays in obtaining, such approvals. There can be no assurance that the necessary approvals

                                 7



will be obtained by the Company or, if they are obtained, that they will be obtained on a timely basis. Recently, because of the volume of applications, FDA application backlog and response times have been increasing.

The Company believes that any diagnostic HIV test will require a Pre-Market Approval ("PMA") filing with the FDA. The regulatory approval, if ever, for a PMA submission could take two years or longer after filing. However, the FDA may require the submission of a Product License Application ("PLA"), rather than a PMA, for approval to market as a diagnostic test. If a PLA is required, the product's manufacturing facilities, systems and equipment must also be approved through an Establishment License Application ("ELA"). Should the Company be required to and succeed in obtaining a PLA and an ELA, substantially greater costs and delays will be incurred than if marketing approval were received under a PMA. There is no assurance when or if such approvals would be granted or that the Company would or could undergo the commitment of time and resources to file a PLA and an ELA.

Based on recent publications from the FDA, the Company believes that the FDA will probably require submission of AproProbe as a PMA, but there can no assurances of this. Also any regulatory approval for the use of AproProbe in conjunction with any enrichment systems developed by others would require a clinical investigation using the two products together.

Other Government Regulations May Adversely Affect the
Company.

The Company's products could be affected by the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"), which are intended to assure the quality and reliability of medical testing in the United States regardless of where tests are performed. CLIA or regulations thereunder could negatively affect the Company's ability to market its products. Additionally, the Company is or may become subject to various federal, state and local laws and regulations, particularly those relating to the reporting of test results, safe working conditions, laboratory and manufacturing practices (e.g., including the FDA's Good Manufacturing Practices) and the use and disposal of hazardous or potentially hazardous substances, including infectious disease agents and radioactive compounds, used in connection with the Company's research and development work. Existing or future regulations may have an adverse effect on the Company's operations, and the extent of such regulations may increase.

General Uncertainty of Patent Protection .

The success of the Company may depend on its ability or that of its licensors to establish, protect and enforce patent rights on its products and processes. In general, however, the patent position of biotechnology firms is highly uncertain and involves complex legal, scientific and factual questions. There can be no assurance that any patents will be granted with respect to the patent applications filed by or licensed to the Company. Furthermore, there can be no assurance that any patents issued or licensed to the Company will provide commercial benefit to the Company or will not be infringed, invalidated or circumvented by others. The United States Patent and Trademark Office currently has a significant backlog of biotechnology patent applications, and the approval or rejection of patents may take several years. Prior to actual issuance, the contents of U.S. patent applications are generally not made public. Once issued, such a patent would constitute prior art from its filing date, which might predate the date of a patent application on which the Company relies. Conceivably, the issuance of such a patent, or the discovery of "prior art" of which the Company is currently unaware, could invalidate a patent of the Company or its licensor or prevent commercialization of a product disclosed therein.
Even if patent protection is obtained, the Company or its licensor may not have the resources or ability to seek the enforcement of such foreign patents.

Uncertainty of International Patent Protection.

The availability of patents in foreign markets, and the nature of any protection against competition that may be afforded by such patents, is often difficult to predict, and varies significantly from country to country. Moreover, the Company or its licensor may choose not to seek, or may for any of various reasons be unable to obtain, patent protection in a country that might become an important market for the Company's products or technology.

Possibility of Patent Infringement Claims Against the
Company.

The Company's products and processes may give rise to claims that they infringe the patents of others. The Company may not become aware of such patents until after it has made a substantial investment in the products or processes. Such other persons, companies or institutions could bring legal actions against the Company or its commercial partners claiming damages and seeking an injunction that would prevent them, the Company or its partners from testing, manufacturing or marketing the affected product or process. If such actions were successful, in addition to potential liability for damages, the Company or its commercial partners could be required to obtain a license in order to continue to test, manufacture or market the affected product or use the affected process. There can be no assurance that any such required license would be made available or, if available, would be available on acceptable terms. The Company expects that it may have to expend substantial resources in litigation, either in enforcing its patents, defending against the infringement claims of others or both.

                                8



Trade Secrets and Proprietary Know-How; No Assurance of
Confidentiality.

In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technological advances which it seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

Limited Manufacturing and Marketing Experience.

To date, the Company has manufactured the limited quantity of its products required for its development and its limited sales activities. There can be no assurance that manufacturing or quality control problems will not arise as the Company increases production of its products, begins significant commercialization or as additional facilities are required in the future. Additionally, the manufacturing and sale of any product will be dependent on adequate supplies and timeliness of delivery of raw materials or component parts of the product. There can be no assurances as to the availability or cost of such materials at such times and in such quantities as required by the Company.
The Company's dependence on others for the raw materials or component parts of its products may adversely affect the Company's profitability and its ability to manufacture such products on a timely basis. The Company has no direct experience in marketing and distributing diagnostic products.

Effect of Arrangements With Potential Collaborative
Partners.

The Company from time to time engages in discussions with diagnostic and other companies regarding collaborative arrangements for the expansion of applications of its technology or the license or joint venture of portions of such technology. Such arrangements, if consummated, may include joint research and development, product distribution, license or sale of the technology for specific applications or the issuance of equity or debt securities of the Company and may involve royalty arrangements. There can be no assurance that the Company will be successful in consummating any collaborative arrangement for its technology, nor can there be any assurance as to the timing or terms of any such agreements.

Such collaborative arrangements, if entered into, may provide for the Company to receive a royalty for sales of its products by the licensee. Such royalties will depend in part upon the efforts required of the licensee, which may include the completion of product research and development, performance of clinical investigations, obtaining regulatory approvals and manufacturing and marketing any products. The amount and timing of resources devoted to these activities will be controlled by the licensee. Should the licensee fail to perform any required functions, the Company's business and results could be adversely affected. In addition, there can be no assurance that any of the Company's collaborative partners would not pursue alternative technologies or develop alternative products on their own or in collaboration with others, including the Company's competitors.

Potential Adverse Effect of Technological Change and
Competition.

The diagnostic and biotechnology industries are subject to intense competition and rapid and significant technological change. Competitors of the Company in the United States and abroad are numerous and include, among others, diagnostic, biotechnology and chemical companies, academic institutions, governmental agencies and other public and private research organizations. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company. There can be no assurance that these competitors will not succeed in developing technologies and products that are more effective, easier to use or less expensive than those which are being developed by the Company or that would render the Company's technology and products obsolete and noncompetitive. In addition, many of the Company's competitors have significantly greater experience than the Company in conducting clinical investigations of new diagnostic products and in obtaining FDA and other regulatory approvals of products for use in health care. Accordingly, the Company's competitors may succeed in obtaining regulatory approval for products more rapidly than the Company.

The Company is aware that other companies have developed or may be developing probe test systems which may be competitive with the Company's products. The existence of any competing products or procedures that may be developed in the future may adversely affect the marketability of products developed by the Company. The Company is aware of at least two companies that are marketing assays to measure the amount of HIV virus in plasma, rather than in intact cells. Substantial research has been devoted to the correlation between such measures and the effect of therapy or the progress of the disease, and both products have been filed with the FDA. The Company's HIV product will face competition from such assays and such research or regulatory approval for other products may limit the market acceptance of the Company's products. Also, several competitors have announced efforts to develop a prenatal genetic testing product using maternal blood. Additionally, the Company is aware that several other competitors are currently marketing probe-based tests utilizing in situ hybridization, some of which are in various phases of the regulatory approval process. The Company believes that its products based on the Company's technology will have advantages over those announced by its competitors; there can be no assurance, however, that this will be the case.

                                 9



In addition, many companies and institutions are attempting to identify sequences of genes. In some cases, including the discovery of whole genes, patent protection for such sequences has been granted. Increasingly, patent applications are being filed with respect to sequences for which no gene has been identified. Continuation of this process of patenting genes and sequences could, to the extent that desired gene targets for the Company's DNA probes are patented by others, foreclose the Company from developing probes for such targets or require the Company to pay license fees in order to market probes for such targets.

Potential Adverse Effect of Automation Trends.

The medical diagnostics industry has experienced a trend toward the automation of testing procedures that may have an impact on the Company's competitive position. The Company's ability to develop and market its tests may be limited by the availability, cost and characteristics of generally available automated instrumentation. Competitive pressures have begun to require diagnostic companies to provide automated equipment to each laboratory, physician's office or other customer and to generate sales through such customers' use of those companies' products in conducting the tests. The Company currently does not have the financial resources to purchase and provide such instrumentation to its customers. The Company may, therefore, be unable to compete effectively with diagnostics companies that either manufacture their own automated equipment or that have the capital resources to purchase such equipment. Additionally, as the trend towards automation continues, the Company will likely be required to either design its tests so as to be formatted for use with instrumentation that is then generally available from manufacturers or enter into arrangements for the manufacture of instrumentation specifically designed for use with the Company's diagnostics. Additionally, the Company may not have the financial resources to obtain such specially made instrumentation and will be at a competitive disadvantage to those diagnostic companies that manufacture such instrumentation or have the capital resources to purchase such instrumentation. The Company's HIV tests are formatted for analysis using a flow cytometer, and potential customers may not own or have access to such instrumentation, limiting the market acceptance of the Company's products.

Use of Hazardous Materials.

Employees of the Company dealing with human blood and tissue specimens may be exposed to risks of infection from HIV, hepatitis and other blood and specimen-borne diseases if appropriate laboratory practices are not followed. There can be no assurance that such infections will not occur in the future or result in liability to the Company. The Company's research and development involves the controlled use of hazardous materials and chemicals, and the Company's products includes reagents that are known carcinogens. Accidental contamination or injury from these materials could result in a material adverse effect on the Company. The Company may also incur substantial costs to comply with environmental regulations.

Possibility of Product Liability Claims.

The testing, marketing, manufacturing and sale of health care products could expose the Company to the risk of product liability claims. A product liability claim could have a material adverse effect on the business or financial condition of the Company. The Company currently maintains limited amounts of product liability insurance coverage, but there can be no assurance that product liability insurance will be available to the Company in the future on acceptable terms, if at all. There can be no assurance that product liability insurance will prove adequate or that a product liability claim, insured or uninsured, would not have a material adverse effect on the Company. Even if a product liability claim is not successful, the time and expense of defending against such a claim may adversely affect the Company.

Uncertainty of Health Care Reform and Reimbursement By
Third-Party Payors for Products.

Cost control measures adopted by Medicare, Medicaid and private health insurance plans and other third-party payers in recent years have had and may continue to have a significant effect on the purchasing practices of many health care providers, generally causing them to be more selective in the purchase of medical products and performance of diagnostic services and treatments. Third-party payers may deny reimbursement in some cases. As a result of, among other things, the changing health care environment, significant uncertainty exists as to the reimbursement status of newly approved health care products, diagnostic services and treatments. Failure by future users of the Company's products to obtain reimbursement from payers, together with current and future changes in third-party payer reimbursement practices regarding the diagnostic services and treatments performed with such products, may adversely affect the Company's business, financial condition, results of operations and access to future capital.

In 1994, Congress considered a series of legislative and regulatory proposals aimed at reforming the U.S. health care system. Although these proposals were not enacted, Congress may consider new health care reform proposals in the future. While the Company cannot predict whether any such legislative or regulatory proposals will be considered or adopted or the effect such proposals may have on its business, the uncertainty of such proposals could have a material adverse effect on the Company's ability to raise capital and to identify and reach agreements with potential partners, and the adoption of such proposals could have a material adverse effect on the Company. Furthermore, the Company's ability to commercialize its potential product portfolio may be adversely affected to the extent that such proposals have a material adverse effect on the business, financial condition and profitability of other companies that are current or prospective collaborators for certain of the Company's proposed products.

                                 10



Dependency on Key Personnel.

The Company's ability to successfully develop marketable products and to maintain a competitive position will depend in large part on its ability to attract and retain highly qualified scientific and management personnel and to develop and maintain relationships with leading research institutions and consultants. The Company is highly dependent upon the principal members of its management, the loss of any of whom could have a material adverse effect on the Company. The Company's Chief Executive Officer is currently engaged on a part-time basis as a consultant, and such arrangement may be terminated by either party after June 30, 1996. The remaining members of management are not parties to employment agreements with the Company.

Certain Anti-Takeover Effects.

The Company's Restated Certificate Incorporation and Bylaws include certain provisions that may be deemed to have anti-takeover effects. The Board of Directors of the Company is empowered, without approval of the stockholders other than certain approvals of holders of the Series A Convertible Preferred Stock, to cause shares of undesignated Preferred Stock to be issued in one or more series, with the numbers of shares of each series and the rights, preferences and limitations of each series to be determined by it. Such issuance of shares of undesignated Preferred Stock, or the issuance of rights to purchase such shares, could adversely affect the voting power of the Common Stock or Series A Convertible Preferred Stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of the Company. The Company's Bylaws establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. The Company is subject to Section 203 of the Delaware General Corporation Law which could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management or deterring potential acquirors from making an offer to stockholders of the Company, notwithstanding that a majority of the stockholders might benefit from such a change in control or offer.

Possible Control by Existing Stockholders.

Current executive officers and directors of the Company or their affiliates beneficially own securities, including Convertible Notes, with approximately 28% of the voting power of all the Company's voting securities if the Convertible Notes were converted into Common Stock. As a result, these stockholders will, to the extent they act together, have the ability to exert significant influence or control over matters requiring the approval of the Company's stockholders, including possibly the election of a majority of the Company's Board of Directors.

Volatility of Common Stock Price and Thin Trading Market.

Although the Common Stock is listed on the American Stock Exchange, recently daily trading volume of the Common Stock has generally been limited. The market prices for securities of diagnostic or biotechnology companies have historically been highly volatile, and recently a number of biotechnology companies' stock prices have decreased sharply following announcement of disappointing clinical trials. The trading price of the Common Stock has experienced considerable fluctuation since the Company's initial public offering in 1993 and is extremely sensitive to large volume trades. Announcements of or changes in product development timelines, technological innovations or new products by the Company or its competitors, developments concerning proprietary rights, including patents and litigation matters, publicity regarding actual or potential results with respect to products under development by the Company or others, regulatory and health care reform developments in both the United States and foreign countries and public concern as to the safety of new technologies and other factors, may have a significant impact on the market price of the Common Stock.

Listing on the American Stock Exchange.

The Company is currently not in compliance with certain minimum requirements for continued listing of the Common Stock on the American Stock Exchange. To date, to the Company's knowledge, the AMEX has taken no affirmative action to delist the Common Stock, but has reserved the right to do so in the future. If the Common Stock is delisted from the AMEX, there would likely be a material adverse effect on the marketability of the Common Stock. There can be no assurance that the Company could qualify for listing of the Common Stock on any other exchange, or qualify to have shares of the Common Stock quoted through the National Association of Securities Dealers, Inc. Automated Quotation/ National Market System or any other interdealer quotation system. Failure to retain AMEX-listed status could adversely affect the exemption of resales of shares of Common Stock under certain state securities or "blue sky" laws, impeding free transferability of such shares. In addition, the Company's ability to raise additional equity would be negatively impacted in the event the AMEX were to delist the Common Stock.

Effect of Shares Eligible for Future Sale on Market Price and Liquidity.

The ability of purchasers of the Common Stock offered by this Prospectus to resell any Common stock acquired, or the price received upon such resale, may be adversely affected by the shares of Common Stock currently eligible for sale or may become eligible for sale in the future.

                                 11



Substantially all of the outstanding Common Stock and any Common Stock issuable upon conversion of the Series A Preferred Stock and related placement agent warrants are eligible for sale either as a result of registration or pursuant to Rule 144 of the Securities Act of 1933 (the "Securities Act"). The sale of such shares in the open market by existing stockholders under Rule 144 or otherwise or through the exercise of warrants, outstanding vested options, registration rights or otherwise could adversely affect the market price of the Common Stock and may have a material adverse effect on the Company's ability to raise the capital necessary to fund its future operations.

The Company has also granted registration rights to certain stockholders of the Company prior to its initial public offering, certain warrantholders, and the recipient of Common Stock issued in an acquisition. These registration rights generally require the Company to file one or more registration statements at its expense upon demand or to include such holders' shares in any registration statement filed by the Company. Registration of shares under the Securities Act would result in such shares becoming freely tradable without the restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. The Company may grant additional registration rights if it issues securities in the future.

Shares purchasable upon conversion of the Convertible Notes are registered under the Registration Statement of which this prospectus is a part.


                FORWARD-LOOKING STATEMENTS

The statements contained in this document regarding future cash uses and requirements, expected expenditure levels, business and product development or strategy and other statements which are not historical facts are forward-looking statements that involve risks and uncertainties. The words "expect," "project," "estimate," "predict," "anticipate," "believes" and similar expressions are also intended to identify forward-looking statements. While various factors will influence the outcome of these forward-looking statements, the principal factors, among others, that will affect the Company include the progress or results of the Company's development activities, including any need for additional capital equipment, personnel or consultants or revisions to product development activities that may arise from interim results of such activities; competition in the marketplace, including the various factors that may affect sales of the Company's research products or the need to alter research plans or development activities to respond to competition or technological changes; the terms and results of collaborative relationships with others; retention of key personnel and the need to expend resources to replace such individuals; any litigation that may arise; and the need to expend resources on seeking additional financing.

Additional factors to consider in assessing the risks and uncertainties of such forward-looking statements include, but are not limited to, those relating to: the Company's products being in the early stage of development; uncertainty of developing markets; the need for additional financing and limited access to capital funding; the Company's limited operating history; its accumulated deficit and anticipated losses; government regulation (including that the Company's products are subject to extensive regulation and required government approvals, that there is no assurance of regulatory approvals and that failure to obtain such approvals will have an adverse effect; uncertainty of the type of, timing or receipt of FDA approval; that the Company will be subject to numerous international regulations and that other regulations may adversely affect the Company); the Company's reliance on distributors and collaborative partners; license patents and trade secrets (including the uncertainty of domestic and international patent protection, the possibility of patent infringement claims against the Company, the Company's reliance on trade secrets and proprietary know-how and that there is no assurance of confidentiality); the potential adverse effects of technological change and competition; potential of limited third-party reimbursement; use of hazardous materials; possibility of product liability claims; dependence on key personnel; limited manufacturing and marketing experience; uncertainty relating to health care reform measures; and other risks and uncertainties described in this prospectus (including specifically those described in "Risk Factors") and other factors detailed in the Company's other Securities and Exchange Commission filings.


                     USE OF PROCEEDS

The Company will not receive any part of the proceeds from any sale of the Shares by the Selling Stockholders.


            DESCRIPTION OF CONVERTIBLE NOTES

On June 12, 1996, the Company issued $2,005,000 principal amount of Notes due on May 29, 1998. The Notes bear interest at the rate of 10% per annum, based on a 365 day year, compounded quarterly. Interest is payable at maturity or upon prepayment.

                                12



The Notes are convertible into Common Stock at the option of the holder at any time after the earlier of (i) the approval for listing by the American Stock Exchange (the "AMEX") of the Common Stock issuable upon conversion of the Notes, or (ii) if the Common Stock of the Company ceases to be listed for trading on the AMEX, on the day of such de-listing. However, the Notes may not be converted after the close of business on the fifth business day prior to either the scheduled maturity or any scheduled redemption.

The Notes are convertible into Common Stock at a rate of one share of Common Sock for every $1.10 in principal and accrued interest (the "Conversion Price"). Accordingly, the Notes are initially convertible into a total of 1,822,727 shares of Common Stock, but such number of shares will increase as a result of accrued interest on the Notes and may be further adjusted by changes in the Conversion Price as set forth herein. All or part of the principal amount of the Notes may be converted at the election of the holder, but accrued interest applicable to the converted principal amount will also be converted into Common Stock.

On the twentieth business day prior to the maturity date of the Notes (the "Reset Date"), the Conversion Price will be adjusted to the average of the closing price of the Common Stock on the AMEX (or such other trading forum as may be applicable at that time) for the ten trading days prior to the Reset Date (the "Reset Conversion Price") if and only if such new Reset Conversion Price is lower than the then-current Conversion Price. However, such price shall not be less than 50% of the then-Conversion Price.

The Notes contain provisions to protect the holders against dilution by adjusting the number of shares issuable upon conversion thereof upon the occurrence of certain events, including payment of stock dividends and distributions, stock splits, recapitalizations, reclassifications and reorganizations.

The Company has the right to prepay principal and accrued interest upon twenty days notice to the holders of the Notes. However, the holders have the right to convert the Notes into Common Stock as set forth above prior to such redemption.

The principal and accrued interest of the Notes become immediately due and payable upon the insolvency of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of any petition in bankruptcy or any petition for relief under the provisions of the federal bankruptcy act or any other state or federal law for the relief of debtors and the continuation of such petition without dismissal for a period of thirty days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company.


              DESCRIPTION OF CAPITAL STOCK

Under the Company's Restated Certificate of Incorporation, as amended, the authorized capital stock of the Company is 31,200,000 shares, of which 20,000,000 shares are Common Stock, par value $.001 per share, and 11,200,000 shares are preferred stock, par value $.001 per share ("Preferred Stock"). As of June 30, 1996, the Company had outstanding 5,200,598 shares of Common Stock and 449,000 shares of Preferred Stock, all of which were designated as Series A Convertible Preferred Stock. As of June 30, 1996, stock options for an aggregate of 396,309 shares and warrants to purchase an additional aggregate of 577,809 shares of Common Stock and 45,900 shares of Series A Convertible Preferred Stock were outstanding. Additionally, the Series A Convertible Preferred Stock is convertible into 2,236,020 shares of Common Stock, and the Convertible Notes are currently convertible into 1,822,727 shares of Common Stock (excluding any shares issuable upon conversion of accrued interest related to the principal balance of the Convertible Note so converted).

Common Stock

Holders of Common Stock are entitled to one vote per share with respect to all matters required by law to be submitted to stockholders of the Company. As described below, the holders of Common Stock and the Series A Convertible Preferred Stock together as a class will have the sole right to vote, except as otherwise provided by law or by the Company's Restated Certificate of Incorporation (including provisions for which the Series A Convertible Preferred Stock has a class vote and provisions governing subsequently created series of Preferred Stock). The Common Stock has no cumulative voting rights. Accordingly, holders of shares with the majority of the voting power of all shares entitled to vote in any election of directors may elect all of the directors standing for election. See "Series A Convertible Preferred Stock_Voting Rights."

Subject to the prior rights of holders of Series A Convertible
Preferred Stock (and other series, if any, of Preferred Stock), holders of the Common Stock are entitled to receive such dividends as may be lawfully declared by the Board

                                13



of Directors of the Company. Upon any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, holders of the Common Stock are entitled to share ratably in all assets remaining after the liquidation payments have been made on all outstanding shares of Series A Convertible Preferred Stock and other series, if any, of Preferred Stock. See "Series A Convertible Preferred Stock_Dividends and "_Liquidation
Rights."

The Common Stock does not have any preemptive, subscription or conversion rights.

Series A Convertible Preferred Stock

The Series A Convertible Preferred Stock is a series of Preferred Stock consisting of up to 880,000 shares. As of June 30, 1996, 449,000 of these shares were issued and outstanding and 45,900 shares were reserved for issuance upon exercise of the Placement Agent Warrants. The following summary description of the Series A Convertible Preferred Stock is qualified in its entirety by reference to the Certificate of Designations governing the Series A Convertible Preferred Stock.

       Dividends

The holders of shares of Series A Convertible Preferred Stock are entitled to receive dividends and distributions, when, as and if declared by the Board of Directors. If the Company declares a dividend or distribution on the Common Stock, the Company will declare and pay a dividend or distribution on the Series A Preferred Stock in the amount of the dividend or distribution on the number of shares of Common Stock into which each share of Series A Convertible Preferred Stock would be convertible on the record date for such dividend or distribution. If the Company declares a dividend or distribution on any other class or series of Preferred Stock, the Series A Convertible Preferred Stock will be entitled to a dividend or distribution in an amount in proportion to the dividend or distribution declared on such other class or series based upon the liquidation preference of the Series A Convertible Preferred Stock relative to that of such other class or series, unless the holders of at least 66% of the outstanding shares of Series A Convertible Preferred Stock consent otherwise. In any such case, the Company will establish the same record date for the dividend or distribution on the Series A Convertible Preferred Stock as is established for such dividend or distribution on the Common Stock or such other class or series of Preferred Stock. The consent of the holders of at least 66% of the outstanding shares of Series A Convertible Preferred Stock is required for certain matters relating to payment of dividends or distributions on other classes and series of stock and the creation of other classes or series of Preferred Stock. See "_Voting Rights."

       Liquidation Rights

In the event of (i) a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or (ii) a sale or other disposition of all or substantially all of the assets of the Company, after payment or provision for payment of debts and other liabilities of the Company, the holders of Series A Convertible Preferred Stock will be entitled to receive the liquidation preference of $13.00 per share before any payment or distribution is made to the holders of Common Stock or any other class or series of the Company's capital stock ranking junior as to rights upon liquidation to the Series A Convertible Preferred Stock, but the holders of Series A Convertible Preferred Stock will not be entitled to receive the liquidation preference of such stock until the liquidation preference of any of the Company's other class or series of capital stock which may hereafter be created ranking senior as to rights upon liquidation to the Series A Convertible Preferred Stock ("Senior Liquidation Stock") has been paid in full. The ability of the Company to authorize or issue Senior Liquidation Stock is limited as set forth below under "Voting Rights." The holders of Series A Convertible Preferred Stock and all classes or series of stock that rank on a parity as to liquidation rights with the Series A Convertible Preferred Stock will be entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation preference of any Senior Liquidation Stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of the Series A Convertible Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. A consolidation or merger of the Company with or into another corporation will not be considered a liquidation, dissolution, winding-up or sale of substantially all assets of the Company.

       Voting Rights

Except as described below or otherwise provided by law, the holders of shares of Series A Convertible Preferred Stock, the holders of shares of Common Stock and the holders of any other class of series of stock entitled to vote with the Common Stock will vote together as one class on all matters submitted to a vote of stockholders of the Company. In any such vote, each share of Series A Convertible Preferred Stock will entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the Common Stock into which such share of Series A Convertible Preferred Stock is convertible on the record date for such vote,

                               14



or, if no record date has been established, on the date such vote is taken. Any shares of Series A Convertible Preferred Stock held by the Company or any entity controlled by the Company will not have voting rights and will not be counted in determining the presence of a quorum.

In addition, so long as more than 50% of the shares of Series A Convertible Preferred Stock issued in the initial offering thereof or issuable upon exercise of the Placement Agent Warrants are outstanding, the Company may not, without the affirmative vote or consent of the holders of at least 66% of all outstanding shares of Series A Convertible Preferred Stock, voting separately as a class, (i) amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation, as amended (including the Certificate of Designations relating to the Series A Convertible Preferred Stock) or the bylaws of the Company so as adversely to affect the relative rights, preferences, qualifications, limitations or restrictions of the Series A Convertible Preferred Stock, (ii) until May 25, 1998, declare any dividend or distribution on the Common Stock or any other class or series of Preferred Stock or (iii) authorize or issue, or increase the authorized amount of any additional class or series of stock or any security convertible into stock of such class or series, (A) ranking prior to, or on a parity with, the Series A Convertible Preferred Stock upon liquidation, dissolution or winding up of the Company or a sale of all or substantially all assets of the Company, or (B) providing for the payment of any dividend or distribution other than (1) a dividend or distribution that is payable on the Common Stock or is payable to a holder of such class or series in the event a dividend or distribution is declared on the Common Stock or is payable to a holder of such class or series in the event a dividend or distribution is declared on the Common Stock in the amount of the dividend or distribution that would be received by a holder of the number of shares of Common Stock into which a share of such class or series would be convertible on the record date for such dividend or distribution and (2) a dividend or distribution payable on a class or series of Preferred Stock as a result of a payment of a dividend or distribution being declared on another class or series of Preferred Stock in an amount per share for the first class or series based upon the first class or series' liquidation preference relative to that of such other class or series of Preferred Stock. A class vote on the part of the Series A Convertible Preferred Stock shall, without limitation, specifically not be deemed to be required (except as otherwise required by law or resolution of the Company's Board of Directors) in connection with: (a) the authorization, issuance or increase in the authorized amount of Common Stock or of any shares of any other class or series of stock (x) ranking junior to the Series A Convertible Preferred Stock in respect of distributions upon liquidation, dissolution or winding up of the Company or (y) described in clause (iii)(B)(1) or (2) above;
(b) the authorization, issuance or increase in the amount of the Series A Convertible Preferred Stock or any bonds, mortgages, debentures or other obligations of the Company (other than bonds, mortgages, debentures or other obligations convertible into or exchangeable for or having option rights to purchase any shares of stock of the Company the authorization, issuance or increase in amount of which would require the consent of the holders of the Series A Convertible Preferred Stock); or (c) any consolidation or merger of the Company with or into another corporation, a sale or transfer of all or part of the Company's assets for cash, securities or other property, or a compulsory share exchange.

       Conversion Rights

The holder of any shares of Series A Convertible Preferred Stock has the right, at the holder's option, to convert any or all such shares into Common Stock. The shares of Series A Convertible Preferred Stock are convertible at a rate of 4.98 shares of Common Stock per share of Series A Convertible Preferred Stock ($2.01 per share of Common Stock), subject to certain anti-dilution adjustments. Such conversion rate and conversion price include the effect of certain anti-dilution provisions related to the sale of the Convertible Notes and 1996 Warrants.

The conversion rate per share of Common Stock is subject to further adjustment in certain other events, including: the issuance of stock as a dividend on the Common Stock; subdivisions or combinations of the Common Stock; the reclassification of the Common Stock; the issuance to all or substantially all holders of Common Stock of rights, options, warrants or convertible securities entitling such holders to subscribe for or purchase Common Stock at a price per share which is lower than the then current market price of the Common Stock; or the distribution to all or substantially all holders of Common Stock of evidences of indebtedness or assets (excluding cash dividends paid out of earnings) or rights, options, warrants or convertible securities containing the right to subscribe for or purchase Common Stock (other than those referred to above); or the sale or issuance of bonds, mortgages, debentures or other debt obligations convertible into or exchangeable for, or having attached or detachable rights or warrants to purchase, Common Stock at a price per share lower than the then current market price of the Common Stock. No adjustment in the conversion rate will be required to be made until cumulative adjustments amount to 1% or more of the conversion rate as last adjusted; however, any adjustment not made will be carried forward.

If the Company enters into any consolidation, merger, combination or other transaction in which shares of Common Stock constituting in excess of 50% of the voting power of the Company are exchanged for or changed into other stock or securities, cash and/or any other property (a "Merger Transaction"), then in any such case the shares of Series A Convertible Preferred Stock will at the same time be similarly exchanged or changed in an amount per

                                15



share equal to (x) the conversion rate in effect at such time multiplied by (y) the aggregate fair market value, as determined in good faith by the Board of Directors of the Company, of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged (the "Per Share Merger Consideration").

       Mandatory Conversion

At any time, the Company, at its option, may cause the Series A Convertible Preferred Stock to be converted in whole, but not in part, into shares of Common Stock at the conversion price in effect at that time if the closing price of the Common Stock has exceeded 150% of the then applicable conversion price for at least 20 trading days in any 30 consecutive trading day period.

       Registration Rights

The Company has filed with the Securities and Exchange Commission a Registration Statement to register the resale of the Common
Stock issuable upon conversion of the Series A Convertible
Preferred Stock.

       Other Provisions

The holders of shares of Series A Convertible Preferred Stock have no preemptive rights with respect to any securities of the Company.

Other Preferred Stock

The Board of Directors of the Company is empowered, without approval of the stockholders other than certain approvals of holders of the Series A Convertible Preferred Stock as described above, to cause shares of undesignated Preferred Stock to be issued in one or more series, with the numbers of shares of each series and the rights, preferences and limitations of each series to be determined by it. Among the specific matters that may be determined by the Board of Directors are the rate of dividends, the redemption price, the terms of a sinking fund, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights and voting powers.

The issuance of shares of undesignated Preferred Stock, or the issuance of rights to purchase such shares, could adversely affect the voting power of the Common Stock or Series A Convertible Preferred Stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of the Company. For instance, the issuance of a series of undesignated Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law.

Options and Warrants

As of June 30, 1996, the Company had 523,407 shares of Common Stock reserved for issuance under its 1990 Stock Option Plan, and options to purchase 345,109 shares of Common Stock thereunder have been granted and are outstanding. As of June 30, 1996, the Company had 100,000 shares of Common Stock reserved for issuance under its Directors Stock Option Plan, and options to purchase 51,200 shares of Common Stock thereunder have been granted and are outstanding. On July 12, 1996, amendments to the Directors Stock Option Plan were approved by stockholders, and the number of shares authorized for issuance under the plan increased to 150,000. Options to acquire an additional 40,000 shares of Common Stock were granted on July 12, 1996 with an exercise price of $1.1875 per share, increasing the number of shares of Common Stock that may be purchased under granted options to 91,200 shares. Additionally, as of June 30, 1996, the Company had 577,809 shares of Common Stock reserved for issuance of various warrants, including warrants to purchase 130,323 shares issued in conjunction with the Convertible Notes (the "1996
Warrants").

                            16



       Principal Terms of the 1996 Warrants
Warrants to acquire 130,323 shares of Common Stock were issued in conjunction with the Convertible Notes, or warrants for approximately 6,500 shares for every $100,000 of principal.
The 1996 Warrants entitle the holders thereof to purchase Common Stock at $1.10 per share and are exercisable at any time after the earlier of (i) the approval for listing by the American Stock Exchange (the "AMEX") of the Common Stock issuable upon exercise of the warrants, or (ii) if the Common Stock of the Company ceases to be listed for trading on the AMEX, on the day of such de-listing, but such exercise must occur prior to the close of business on May 28, 1999. The 1996 Warrants contain provisions to protect the holders thereof against dilution by adjusting the price at which the 1996 Warrants are exercisable and the number of shares issuable upon exercise thereof upon the occurrence of certain events, including the payment of stock dividends and distributions, stock splits, recapitalizations, reclassifications and reorganizations. Commencing September 10, 1996, the holders of the 1996 Warrants will have "piggyback" registration rights to require the Company to include the Common Stock underlying such warrants in certain registration statements filed by the Company.
        Other Warrants

In connection with various capital lease obligations, the Company has issued warrants that allow the holder to purchase an aggregate of 10,665 shares of Common Stock at $2.881 per share and 15,951 shares at $7.24 per share (the "Capital Lease Warrants"). Warrants for 10,665 shares expire upon the earlier of March 27, 2000 or the occurrence of certain specified events. Warrants for 15,951 shares expire on June 30, 1999. In May 1993, the Company issued to certain then-existing investors a bridge loan in an aggregate dollar amount of $600,000 and warrants to purchase an aggregate of 144,586 shares of Common Stock (the "Bridge Loan Warrants"). These warrants are exercisable at $5.67 per share. These warrants expire on October 22, 1998. In connection with the Company's initial public offering, the Company sold to H. J. Meyers & Co., Inc., the representative of the underwriters in such offering (the "IPO Representative"), at an aggregate cost of $100, warrants (the "Representative's Warrants") to purchase from the Company up to 147,424 shares of Common Stock at an exercise price per share equal to $8.01. The Representative's Warrants are exercisable for a period of four years beginning October 15, 1994. The Representative's Warrants allow for exercise, with the Company's consent, on a "net exercise" basis. In connection with the acquisition of the assets of the research program of MediGene, the Company issued warrants to purchase 100,000 shares of Common Stock (the "MediGeneWarrants"). The MediGene Warrants are exercisable until April 15, 1998 at an exercise price of $16 per share. These warrants may be exercised on a "net exercise" basis that does not require the payment of any cash to the Company. Pursuant to the sale of units of Common Stock and warrants (the "May 1995 Warrants") in May, 1995, the Company issued the May 1995 Warrants, exercisable for 28,860 shares of Common Stock. The May 1995 Warrants are exercisable at prices ranging from $7.25 (for warrants to acquire 18,060 shares of Common Stock) to $3.00 (for warrants to acquire 10,000 shares of Common Stock), and all of such warrants expire on March 31, 1997. In June, 1996, in connection with the sale of the Convertible Notes, the Company issued the 1996 Warrants to acquire 130,323 shares of Common Stock. The 1996 Warrants are exercisable at $1.10 per share of Common Stock and expire on May 28, 1999. All of the warrants contain provisions to protect the holders thereof against dilution by adjusting the price at which the warrants are exercisable and the number of shares issuable upon exercise thereof upon the occurrence of certain events, including payment of stock dividends and distributions, stock splits, recapitalizations, reclassifications and reorganizations and, in the case of the Capital Lease Warrant for 15,951 shares, Bridge Loan Warrants and the Representatives Warrants, issuances of Common Stock at below the then current market price. The holders of the warrants (other than the MediGene Warrants) and any shares of stock issued upon exercise thereof have certain rights to register the Common Stock underlying such warrants. A holder of warrants has no rights as a stockholder of the Company until the warrants are exercised.

In connection with the sale of the Series A Convertible Preferred Stock, the Company issued to designees of the placement agent for that offering, warrants to purchase 45,900 shares of Series A Convertible Preferred Stock (the "Placement Agent Warrants").
The Placement Agent Warrants entitle the holder to purchase Series A Convertible Preferred Stock at $11.00 per share, and may be exercised only on a "net exercise" basis that does not require the payment of any cash to the Company. The Placement Agent Warrants are exercisable at any time after November 22, 1995 and will expire on the fifth anniversary of their issuance. The Placement Agent Warrants contain provisions to protect the holders thereof against dilution by adjusting the price at which the Placement Agent Warrants are exercisable and the number of shares issuable upon exercise thereof upon the occurrence of certain events, including the payment of stock dividends and distributions, stock splits, recapitalizations, reclassifications and reorganizations affecting Series A Convertible Preferred Stock and issuances of Series A Convertible Preferred Stock at below the then market price (which is based on an "as-converted" market price based upon the market price of the Common Stock). Following the conversion of all of the Series A Convertible Preferred Stock into Common Stock, the Placement Agent Warrants will become warrants to purchase Common Stock and the antidilution provisions will apply to issuances of Common Stock instead of applying to issuances of Series A Convertible

                                 17



Preferred Stock. The holders of the Placement Agent Warrants and any shares of stock issuable upon exercise thereof have certain rights to register the Common Stock underlying such warrants in the resale registration statement that was filed with respect to the Common Stock underlying the Series A Convertible Preferred Stock.

As a result of the sale of the Convertible Notes and 1996 Warrants, there were changes in the exercise price and number of shares for which warrants are exercisable pursuant to the antidilution provisions, the Capital Lease Warrants, the Bridge Warrants and the Representative's Warrant (but not the MediGene Warrants, May 1995 Warrants or Placement Agent Warrants). These changes are reflected in the numbers set forth above.

Limitation on Directors' Liability; Indemnification

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The Restated Certificate of Incorporation of the Company limits the liability of directors of the Company (in their capacity as directors but not in their capacity as officers) to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in the Restated Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and its stockholders.

The Company's Bylaws provide for the indemnification of its executive officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Delaware General Corporation Law. The Bylaws include related provisions meant to facilitate the indemnitees' receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined). In addition, the Company has purchased customary directors' and officers' liability insurance policies for its directors and officers with limits of $1 million.

Other Matters

The Company's Bylaws establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. These procedures provide that the notice of proposed stockholder nominations for election of directors must be timely given in writing to the Secretary of the Company prior to the meeting at which directors are to be elected. The procedures also provide that at an annual meeting, and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely prior written notice to the Secretary of the Company of such stockholder's intention to bring such business before the meeting. In all cases, to be timely, notice must be received at the principal executive offices of the Company not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders (or if the election of directors is to be held at a special meeting of stockholders, not later than the 10th day following the day on which notice of the special meeting was mailed or public disclosure of the meeting was made, whichever occurs first). The notice must contain certain information specified in the Bylaws.

The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"). Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, either the business combination or such transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested

                                18



stockholder. A "business combination" includes mergers, asset sales and certain other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's outstanding voting stock. The provisions of
Section 203 of the Delaware Law could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management or deterring potential acquirors from making an offer to stockholders of the Company. This could be the case notwithstanding that a majority of the stockholders might benefit from such a change in control or offer.

Transfer Agent and Registrar

American Securities Transfer, Incorporated and United Missouri
Trust Company of New York serve as the Co-Transfer Agents and Co-
Registrars for the Common Stock.


                 SELLING STOCKHOLDERS

Except as set forth below, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or the underlying Convertible Notes or the underlying Series A Convertible Preferred Stock (or warrants to purchase the same), as described below.

Upon the acquisition by the Selling Stockholders of the Convertible Notes, the Series A Convertible Preferred Stock, or warrants to acquire Series A Convertible Preferred Stock, the conversion of which will result in the issuance by the Company of the Shares, or of the Shares issued directly to the Selling Stockholders, each Selling Stockholder represented to the Company that it was acquiring the Convertible Notes, the Series A Convertible Preferred Stock (or warrants to acquire Series A Convertible Preferred Stock) or the Common Stock for investment purposes only. The Company granted the Selling Stockholders certain registration rights covering the resale of the Shares. The Company is filing under the Securities Act with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time. See "Plan of Distribution".

Shares Issuable Upon Conversion of Convertible Notes.

Certain of the Shares may be acquired by the Selling Stockholders from the Company upon conversion of Convertible Notes issued in the sale of the Convertible Notes and the 1996 Warrants. See
"Recent Developments."

A substantial part of the Notes and 1996 Warrants were purchased by existing stockholders and affiliates of the Company.

W.S. Farish & Company purchased $1,170,000 of Convertible Notes and 1996 Warrants to acquire 76,050 shares of Common Stock.
Prior to such purchase, W.S. Farish & Company was the owner of 431,155 shares of Common Stock and warrants to acquire 50,510 shares of Common Stock (the "Bridge Warrants"). The Bridge Warrants for 44,230 shares were issued in May, 1993 in connection with the purchase from the Company by W.S. Farish & Company of $239,167 in 10% promissory notes (the "Bridge Loans"). The Bridge Loans were repaid in October 1993 with the proceeds from the Company's initial public offering. The Bridge Warrants for the remaining 6,280 shares were acquired in February 1994 from another stockholder. In connection with antidilution provisions of the Bridge Warrants, upon the sale of the Convertible Notes and 1996 Warrants, the exercise price of the Bridge Warrants was reduced from $7.39 per share of Common Stock to $5.67 per share of Common Stock and the number of shares of Common Stock that may be purchased upon exercise of the Bridge Warrant increased to 65,832 shares. W.S. Farish & Company is a party to the Amended and Restated Stockholders' Agreement dated as of June 8, 1993 among the Company and various stockholders (the "Stockholders' Agreement"). The Stockholders Agreement grants the parties thereto the right to include certain shares of Common Stock in any registration statements filed by the Company. As set forth in the table below, W.S. Farish & Company has included 371,155 shares of Common Stock in the Shares as a result of such registration rights in addition to the Shares issuable upon conversion of the Convertible Notes.

Terry Ward is the Financial Vice President and a director of W.S. Farish & Company, and has been a director of the Company since March 1994 and Chairman of the Board of the Company since October 1995. Mr. Ward purchased $70,000 of Convertible Notes and 1996 Warrants to acquire 4,550 shares of Common Stock. Prior to such purchase, Mr. Ward was the owner of 16,966 shares of Common Stock and Bridge Warrants to acquire 4,629 shares of Common Stock. The Bridge Warrants for 4,438 shares were issued in May, 1993 in connection with the purchase from the Company by Mr. Ward of $24,000 in 10% promissory notes (the "Bridge Loans"). The Bridge Loans were repaid in October 1993 with the proceeds from the Company's initial public offering. The Bridge Warrants for the remaining 191 shares were acquired in February 1994 from another stockholder. In connection with antidilution

                                 19



provisions of the Bridge Warrants, upon the sale of the Convertible Notes and 1996 Warrants, the exercise price of the Bridge Warrants was reduced from $7.39 per share of Common Stock to $5.67 per share of Common Stock and the number of shares of Common Stock that may be purchased upon exercise of the Bridge Warrant increased to 6,032 shares. Mr. Ward is a party to the Stockholders' Agreement which grants the parties thereto the right to include certain shares of Common Stock in any registration statements filed by the Company. As set forth in the table below, Mr. Ward has included 15,966 shares of Common Stock in the Shares as a result of such registration rights in addition to the Shares issuable upon conversion of the Convertible Notes. As a director of the Company, Mr. Ward has also been granted options to acquire Common Stock under the Directors Stock Option Plan. The number of shares subject to the options and the exercise prices are as follows: 4,000 shares exercisable at $7.375 per share granted in January 1995, 4,800 shares exercisable at $1.75 per share granted in January 1996, and 10,000 shares exercisable at $1.1875 granted in July 1996.

Mr. W.S. Farish purchased $100,000 of Convertible Notes and 1996 Warrants to acquire 6,500 shares of Common Stock. Mr. Farish is a director and stockholder in W.S. Farish and Company. Members of Mr. Farish's immediate family also acquired $50,000 of Convertible Notes and 1996 Warrants to acquire 3,250 shares of Common Stock. Prior to such purchase, Mr. Farish was the owner of 6,942 shares of Common Stock and Bridge Warrants to acquire 4,438 shares of Common Stock. The Bridge Warrants were issued in May, 1993 in connection with the purchase from the Company by Mr. Farish of $24,000 in Bridge Loans. The Bridge Loans were repaid in October 1993 with the proceeds from the Company's initial public offering. In connection with antidilution provisions of the Bridge Warrants, upon the sale of the Convertible Notes and 1996 Warrants, the exercise price of the Bridge Warrants was reduced from $7.39 per share of Common Stock to $5.67 per share of Common Stock and the number of shares of Common Stock that may be purchased upon exercise of the Bridge Warrant increased to 5,784 shares. Mr. Farish is a party to the Stockholders' Agreement which grants the parties thereto the right to include certain shares of Common Stock in any registration statements filed by the Company. As set forth in the table below, Mr. Farish has included 6,942 shares of Common Stock in the Shares as a result of such registration rights in addition to the Shares issuable upon conversion of the Convertible Notes.

WestMed Venture Partners L.P. ("WestMed") purchased $200,000 of Convertible Notes and 1996 Warrants to acquire 13,000 shares of Common Stock. Prior to such purchase, WestMed was the owner of 476,739 shares of Common Stock and Bridge Warrants to acquire 16,458 shares of Common Stock. The Bridge Warrants were issued in May, 1993 in connection with the purchase from the Company by WestMed of $89,000 in Bridge Loans. The Bridge Loans were repaid in October 1993 with the proceeds from the Company's initial public offering. In connection with antidilution provisions of the Bridge Warrants, upon the sale of the Convertible Notes and 1996 Warrants, the exercise price of the Bridge Warrants was reduced from $7.39 per share of Common Stock to $5.67 per share of Common Stock and the number of shares of Common Stock that may be purchased upon exercise of the Bridge Warrant increased to 21,450 shares. WestMed is a party to the Stockholders' Agreement which grants the parties thereto the right to include certain shares of Common Stock in any registration statements filed by the Company. As set forth in the table below, WestMed has included 476,739 shares of Common Stock in the Shares as a result of such registration rights. Mr. Philippe Sommer is the President of Alsacia & Sommer, Inc., which provides consulting services to early-stage health care companies. Mr. Sommer is also the President of Alsacia Venture Management, Inc., which provides management services to Medical Venture Holdings, Inc., which is the general partner of the managing general partner of WestMed Venture Partners, L.P. Mr. Sommer was elected to the Board of Directors of the Company in August, 1996. Mr. Sommer was previously a director of the Company from 1989 until October, 1994.

Shares Issuable Upon Conversion of Series A Convertible
Preferred Stock.

Certain of the Shares may be acquired by the Selling Stockholders from the Company upon conversion of Series A Convertible Preferred Stock (or warrants to purchase the same) issued by the Company in May 1995 (the "Preferred Stock Offering"). The Company sold 459,000 shares of Series A Convertible Preferred Stock for gross proceeds of $4,590,000 in the Preferred Stock Offering. Certain Selling Stockholders are employees and officers of the placement agent for the Preferred Stock Offering (the "Placement Agent"). Pursuant to the Placement Agency Agreement between the Company and the Placement Agent, the Company paid to the Placement Agent for its services compensation in the form of (i) an advance non-refundable expense payment of $30,000, creditable against the Expense Allowance (as defined below), (ii) cash commissions of $280,625 (equal to 6.25% of the gross proceeds from the sale of all Series A Convertible Preferred Stock), (iii) a non-accountable expense allowance of $112,250 (equal to 2.5% of the gross proceeds from the sale of all Series A Convertible Preferred Stock (the "Expense Allowance")) and (iv) warrants to acquire 45,900 newly issued shares of Series A Convertible Preferred Stock (equal to 10% of the Series A Convertible Preferred Stock issued in the Preferred Stock Offering).

Shares Issued in the May 1995 Common Stock Offering.

Certain of the Shares were acquired from the Company in private placements of Common Stock and warrants in May 1995 (the "1995 Common Offering"). The Company sold 144,300 shares of Common Stock and warrants to acquire 28,860 shares of Common Stock at a price of $4.50 per unit, with a unit consisting of one share of Common Stock and one-fifth of a warrant. The warrants

                                 20



were originally exercisable at $7.25 per share, but the exercise price of certain of the warrants have been reduced by amendment to $3.00 per share.

Shares Issued in Prior Private Placements.

The Company and certain of its stockholders are party to the Amended and Restated Stockholders' Agreement dated as of June 8, 1993 (the Stockholders' Agreement") which imposes certain restrictions on the transfer of the Common Stock subject to the Stockholders' Agreement and grants the parties the right to participate in certain registration statements filed by the Company. Shares of certain of the Selling Stockholders are included below by exercise of such registration rights by the Selling Stockholder.

Shares Issued to Research Development Foundation.

In August 1995, the Company acquired ownership of certain patent rights for its core technology previously licensed to the Company by the Research Development Foundation ("RDF") in 1989. The Company issued 125,000 shares of Common Stock to RDF in the acquisition, and, by amendment to the Amended and Restated Stockholders Agreement dated as of June 8, 1993 among Aprogenex and various of its stockholders, RDF was granted the right to participate in certain registration statements filed by the Company. As set forth in the table below, RDF has included 125,000 shares of Common Stock in the Shares as a result of such registration rights.

Selling Stockholders.

The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below. The following table sets forth certain information, as of the date hereof, with respect to the number of Shares attributable to each of the Selling Stockholders and as adjusted to give effect to the sale of the Common Stock offered hereby. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution".


                     Number of Shares
                    Beneficially Owned        Beneficial
Ownership
                     Prior to Offering           After Offering

                                           Number
                                         of Shares  Number
      Name of         Number of            Being      of
Selling Stockholders  Shares (1) Percent  Offered   Shares
Percent

W.S. Farish &          1,662,676  24.2%  1,662,676     0      _
Company (1)(2)

W.S. Farish (1)(2)       117,328   2.2%    117,328     0      _

Terry W. Ward (1)(2)      93,236   1.8%     93,236     0      _


William S. Farish, Jr.(1) 55,193   1.1%     55,193     0      _

Carol D. Cockrell,       116,991   2.2%    116,991     0      _
Louisiana Trust (1)(2)

Ernest H. Cockrell,      116,991   2.2%    116,991     0      _
Louisiana Trust (1)(2)

Laura V. Jennings, Texas  34,495     *      34,495     0      _
Test. Trust (1)

John W. Jennings III,
Texas Test. Trust (1)     34,495     *      34,495     0      _


Ernest D. Cockrell II,    34,495     *      34,495     0      _
Texas Test. Trust (1)

David A. Cockrell,        34,495     *      34,495     0      _
Texas Test. Trust (1)

Milton T. Graves (1)      16,557     *      16,557     0      _

Harry Strulovici, M.D.(1) 55,193   1.1%     55,193     0      _


                                 21



A.W. Epley III (1)       110,386   2.1%    110,386     0      _

Westmed Venture          697,511  11.8%    697,511     0      _
Partners (1)(2)

Palmetto Partners,        49,800     *      49,800     0      _
Inc. (3)

David J. Bershad (3)      49,800     *      49,800     0      -

Arthur J. Nagle (3)       12,450     *      12,450     0      _

David W. Ruttenberg (3)   12,450     *      12,450     0      _

J.F. Shea Co., Inc. (3)   74,700   1.4%     74,700     0      _

Yonah J. Hamlet, M.D.     12,450     *      12,450     0      _
Profit Sharing Plan (3)

H. Virgil Sherrill (3)   124,500   2.3%    124,500     0      _

Richard Wurtman (3)       12,450     *      12,450     0      _

Bruce Slovin (3)          49,800     *      49,800     0      _

Leeor Sabbah (3)          99,600   1.9%     99,600     0      _

M.D. Sabbah (3)          199,200   3.7%    199,200     0      _

Donald G. Drapkin (3)     37,350     *      37,350     0      _

Myron M. Teitelbaum,      12,450     *      12,450     0      _
M.D. (3)

Seymour Buehler (3)       24,900     *      24,900     0      _

The 1992 Houston          37,350     *      37,350     0      _
Parthnership, L.P. (3)

Jackson Hole Investments  49,800     *      49,800     0      _
Acquisitions, L.P. (3)

Burton P. Hoffner (3)     12,450     *      12,450     0      _

S. Sauder Trust (3)       24,900     *      24,900     0      _

Keys Foundation (3)      249,000   4.6%    249,000     0      _

Melvyn I. Weiss (3)       24,900     *      24,900     0      _

Robert J. Conrads (3)     24,900     *      24,900     0      _

Herbert Hoffner (3)       12,450     *      12,450     0      _

Jerry L. Ruyan (3)        24,900     *      24,900     0      _

Hermann Merkin (3)        12,450     *      12,450     0      _

Erica Jesselson, Lucy     49,800     *      49,800     0      _
Lang,Claire Strauss,
Michael G.Jesselson,
Benjamin J. Jesselson
Trustee UID 12/18/80 FBO
Michael G.Jesselson (3)

                                 22



Donald R. Kendall, Jr. &  12,450     *      12,450     0      _
Diane S. Kendall (3)

Uzi Zucker (3)            24,900     *      24,900     0      _

Marvin Rosen (3)          24,900     *      24,900     0      _

Elizabeth K. and Robert   37,350     *      37,350     0      _
P. Gordon (3)

Leland Corporation (3)    49,800     *      49,800     0      _

Daniel E. Koshland (3)    24,900     *      24,900     0      _

Lawrence J. Kessell,      12,450     *      12,450     0      _
M.D. (3)

Patrick J. Callahan,      12,450     *      12,450     0      _
Jr. (3)

Lake Trust U/A            99,600   1.9%     99,600     0      _
DTD 9/3/91 (3)

Armen Partners (3)        99,600   1.9%     99,600     0      _

South Ferry #2 L.P.(3)   124,500   2.3%    124,500     0      _

Lon Hayden Brooks (3)     24,900     *      24,900     0      _

The Aries Trust (3)       19,920     *      19,920     0      _

Aries Domestic Fund,      39,840     *      39,840     0      _
LP (3)

Linton Lake S.A. (3)      24,900     *      24,900     0      _

Gerlach & Co. (3)         42,600     *      42,600     0      _

Marcy F. Blender and       4,980     *       4,980     0      _
Alan M.Blender (3)

Venturetek, L.P. (3)      99,600   1.9%     99,600     0      _

Dr. Juerg F. Geigy (3)    24,900     *      24,900     0      _

Mark Goodman (3)          24,900     *      24,900     0      _

Hayden Leason (3)         99,600   1.9%     99,600     0      _

Gregory S. Lenchner,       4,980     *       4,980     0      _
M.D. (3)

Irja Steiner (3)          49,800     *      49,800     0      _

Martin S. Kratchman (4)    2,321     *       2,321     0      -

Timothy S. McInerney (4)   4,357     *       4,357     0      _

Scott A. Katzmann (4)     27,203     *      27,203     0      _

Michael S. Weiss (4)      17,143     *      17,143     0      _

Lindsay A. Rosenwald (4) 147,233   2.8%    147,233     0      _

Peter M. Kash (4)         12,431     *      12,431     0      _


                                 23



Wayne L. Rubin (4)        17,143     *      17,143     0      _

Paviland Finance             747     *         747     0      _
(Canada) Ltd.(4)

Ernest H. Cockrell (2)   104,000   2.0%    104,000     0      _

Research Development     125,000   2.3%    125,000     0      _
Foundation (2)

MediGene, Inc. (2)       100,000   1.9%    100,000     0      _

Ryan J. O'Neill (2)        4,000     *       4,000     0      _

Lester T. Vesell (2)      25,000     *      25,000     0      _

Lenox Investments,        32,000     *      32,000     0      _
Ltd.(2)

Ernest Gottdiener (2)     25,000     *      25,000     0      _

Robert Schenck (2)        33,300     *      33,300     0      _

Frank Zee (2)             10,000     *      10,000     0      _

G&G Diagnostics, L.P.(2)  15,000     *      15,000     0      _
- -----------------------
*  Less than 1%.

(1) Includes the number of shares of Common Stock into which the Convertible Notes held by the Selling Stockholders, plus accrued interest through the maturity date of the Convertible Notes, would be convertible.
(2) Includes Common Stock included through the exercise of registration rights under the Stockholders' Agreement or other registration rights.
(3) Represents the number of shares of Common Stock into which the shares of Series A Convertible Preferred Stock held by the Selling Stockholders would be convertible.
(4) Represents the number of shares of Common Stock into which the shares of Series A Convertible Preferred Stock would be convertible, assuming the exercise of the warrants to acquire Series A Convertible Preferred Stock held by the Selling Stockholders


                  PLAN OF DISTRIBUTION

General

Sales of the Shares by the Selling Stockholders may be made from time to time in one or more transactions, including block transactions, on the American Stock Exchange or any other exchange or quotation system on which the Shares may be listed or quoted (collectively, the "Exchanges") pursuant to and in accordance with the applicable rules of the Exchanges, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be offered directly, to or through agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. Such agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as the Selling Stockholder's agent in the sale of Shares by the Selling Stockholders. To the extent required, specific information regarding the Shares will be set forth in a Prospectus Supplement.

The Selling Stockholders and any brokers, dealers, agents or others that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.

                                24



Agents, brokers and dealers may be entitled under agreements entered into by the Selling Stockholders and/or the Company to indemnification against certain civil liabilities, including liabilities under the Securities Act.

There is no assurance that any of the Selling Stockholders will sell any or all of the shares of Common Stock offered hereby.

Original Issuance of the Shares

Under the terms of the Convertible Note Subscription Agreements executed by each purchaser of Convertible Notes, the Subscription Agreements executed by each purchaser of Series A Convertible Preferred Stock and the warrants to acquire Series A Convertible Preferred Stock, the purchase agreements for Common Stock sold in the 1995 Common Offering, as well as under the terms of the Stockholders' Agreement, the Company agreed to register under the Securities Act the Common Stock issuable upon conversion of the Convertible Notes or Series A Convertible Preferred Stock or previously issued to the Selling Stockholders and to indemnify and hold the Selling Stockholders and certain related person harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the Selling Stockholders of the Shares.

The Company has agreed to pay all reasonable fees and expenses incident to the filing of this Registration Statement, but not selling commissions or discounts.


                     LEGAL MATTERS

Certain legal matters in connection with the Shares will be passed upon for the Company by Baker & Botts, L.L.P., Houston,
Texas.

                       EXPERTS

The financial statements of the Company incorporated by reference in this Prospectus, to the extent and for the periods indicated in their report with respect thereto, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm in giving said report, which includes an explanatory paragraph that describes the uncertainty regarding the Company's ability to continue as a going concern.

                               25



                        PART II

         INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution

All expenses (other than underwriting discounts and commissions and fees and expenses of legal or other advisers to the Selling Stockholders) in connection with the offering described in this Registration Statement will be paid by the Company. Such expenses are estimated (other than the Commission's registration fee) as follows:


Securities and Exchange Commission Registration   $ 1,176
Printing expenses.................................    250
Accounting fees and expenses......................  3,000
Legal fees and expenses........................... 10,000
Blue Sky qualification fees and expenses..........    300
Miscellaneous.....................................    500
                                                  -------
     Total...................................... .$15,226
                                                  =======


ITEM 15.  Indemnification of Directors and Officers

The Restated Certificate of Incorporation, as amended, of the Company limits the personal liability of directors of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be held personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. The Delaware General Corporation Law does not eliminate a director's duty of care and has no effect on the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest, or, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses with such officer or director actually and reasonably incurred.

The Company's Bylaws provide for the indemnification of its executive officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Delaware General Corporation Law. The Bylaws include related provisions meant to facilitate the indemnitees' receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments of determinations must be made and actions must be taken and (iii) the establishment of certain presumptions in favor of an indemnitee. The benefits of certain of these provisions are available to an indemnitee only if there has been a change in control (as defined). In addition, the Company has purchased customary directors' and officers' liability insurance policies for its directors and officer.


                               II-1




ITEM 16.  Exhibits


Exhibits incorporated by reference to a prior filing are designated by an asterisk (*).

Exhibit
Number       Description

4.1*  Amended and Restated Certificate of Incorporation of the
Company. (Incorporated by reference from Exhibit 3.1 to the Company's Registration Statement on Form SB-2, Reg. No. 33-66586-
FW, declared effective October 15, 1993).

4.2*  Certificate of Amendment of Amended and Restated
Certificate of Incorporation of Aprogenex, Inc. effective as of June 10, 1994 (Incorporated by reference from Exhibit 3.1 to the
Company's Form 10-QSB for the quarterly period ended June 30,
1994).

4.3*  Certificate of Designations of Series A Convertible
Preferred Stock effective May 26, 1995 (Incorporated by reference from Exhibit 4.4 to the Company's Registration Statement on Form
S3, Reg No. 33-95014, filed July 26, 1995).

4.4* Bylaws of the Company (Incorporated by reference from Exhibit 4-3 to the Company's Registration Statement on Form S-3,
Reg. No. 33-90514, filed on July 26, 1995).

4.5* Form of Certificate of Common Stock. (Incorporated by reference from Exhibit 4.1 to the Company's Registration
Statement on Form SB-2, Reg. No. 33-66586-FW, declared effective
October 15, 1993.)

4.6*  Convertible Note Subscription Agreement dated as of May 1,
1996 among Aprogenex, Inc. and the various purchasers
(Incorporated by reference from Exhibit 4.1(a) to the Company's
Form 8-K dated as of June 12, 1996).

4.7*  Form of Convertible Note dated as of June 12, 1996
(Incorporated by reference from Exhibit 4.1(b) to the Company's
Form 8-K dated as of June 12, 1996).

4.8*  Director Stock Option Plan, as Amended and Restated on July
12, 1996 (Incorporated by reference from Exhibit 4.1 to the Company's Form 10-QSB for the period ended June 30, 1996).

5     Opinion of Baker and Botts, L.L.P.

23.1  Consent of Baker and Botts, L.L.P. (included in Exhibit 5).

23.2  Consent of Arthur Andersen LLP.
- --------------------

ITEM 17.  Undertakings

The registrant will:
     (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

     (2) For purposes of determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is

                               II-2



asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                II-3



                         SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and as duly caused this Registration Statement or Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas, on August 8, 1996.

                                    APROGENEX, INC.


                              By: /s/ J. Donald Payne
                                      ---------------------------
- -
                                   J. Donald Payne
                                   Vice President_Finance
                                   Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment has been signed by the following persons in the capacities stated on August 8, 1996.

Signature                           Title


/s/ David M. Leech
- -------------------------------     Acting President and Chief
(David M. Leech)                  Executive Officer and
Director
                                    (Principal Executive Officer)


/s/ J. Donald Payne
- ---------------------------     Vice President_Finance, Chief
(J. Donald Payne)                 Financial Officer and
Director
                                    (Principal Financial and
                                    Accounting Officer)


/s/ Terry W. Ward
- ---------------------------     Director
(Terry W. Ward)


/s/ Christopher T. Kelly
- ---------------------------     Director
(Christopher T. Kelly)


/s/ Dr. Michael Hogan
- ---------------------------     Director
(Dr. Michael Hogan)


                          II-4



                          Exhibit Index


Exhibits incorporated by reference to a prior filing are designated by an asterisk (*).

Exhibit
Number       Description

4.1*  Amended and Restated Certificate of Incorporation of the
Company. (Incorporated by reference from Exhibit 3.1 to the Company's Registration Statement on Form SB-2, Reg. No. 33-66586-
FW, declared effective October 15, 1993).

4.2*  Certificate of Amendment of Amended and Restated
Certificate of Incorporation of Aprogenex, Inc. effective as of June 10, 1994 (Incorporated by reference from Exhibit 3.1 to the
Company's Form 10-QSB for the quarterly period ended June 30,
1994).

4.3*  Certificate of Designations of Series A Convertible
Preferred Stock effective May 26, 1995 (Incorporated by reference from Exhibit 4.4 to the Company's Registration Statement on Form
S3, Reg No. 33-95014, filed July 26, 1995).

4.4* Bylaws of the Company (Incorporated by reference from Exhibit 4-3 to the Company's Registration Statement on Form S-3,
Reg. No. 33-90514, filed on July 26, 1995).

4.5* Form of Certificate of Common Stock. (Incorporated by reference from Exhibit 4.1 to the Company's Registration
Statement on Form SB-2, Reg. No. 33-66586-FW, declared effective
October 15, 1993.)

4.6*  Convertible Note Subscription Agreement dated as of May 1,
1996 among Aprogenex, Inc. and the various purchasers
(Incorporated by reference from Exhibit 4.1(a) to the Company's
Form 8-K dated as of June 12, 1996).

4.7*  Form of Convertible Note dated as of June 12, 1996
(Incorporated by reference from Exhibit 4.1(b) to the Company's
Form 8-K dated as of June 12, 1996).

4.8*  Director Stock Option Plan, as Amended and Restated on July
12, 1996 (Incorporated by reference from Exhibit 4.1 to the Company's Form 10-QSB for the period ended June 30, 1996).

5     Opinion of Baker and Botts, L.L.P.

23.1  Consent of Baker and Botts, L.L.P. (included in Exhibit 5).

23.2  Consent of Arthur Andersen LLP.